EXHIBIT 12. STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES

Eli Lilly and Company and Subsidiaries
(Dollars in millions)

	Years Ended December 31,

	2002	2001	2000	1999	1998

Consolidated pretax income from continuing operations before extraordinary item	$3,457.7	$3,552.1	$3,858.7	$3,245.4	$2,665.0
Interest from continuing operations and other fixed charges	140.0	208.1	225.4	213.1	198.3
Less interest capitalized during the period from continuing operations	(60.3)	(61.5)	(43.1)	(29.3)	(17.0)

Earnings	$3,537.4	$3,698.7	$4,041.0	$3,429.2	$2,846.3

Fixed charges[1]	$140.0	$208.1	$225.4	$213.2	$200.5

Ratio of earnings to fixed charges	25.3	17.8	17.9	16.1	14.2

[1] Fixed charges include interest from continuing operations for all years presented and preferred stock dividends for 1998 and 1999.